

September 16, 2013

Via E-mail
Mr. H. Thomas Hicks
Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

> **Re: URS Corporation**
> **Form 10-K**
> **Filed February 26, 2013**
> **File No. 1-7567**

Dear Mr. Hicks:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 28, 2012

General

1.   On pages 3, 35 and 67 of your Form 10-K, you refer to your operations in the Middle East, a region that can be understood to include Sudan and Syria. Additionally, on pages 12, 19 and 28 of the schedules in Exhibit 4.1 to your Form 10-Q filed 5/12/2010, you refer to your subsidiary Washington Group Latin America; we note that Latin America is a region that can be understood to include Cuba. We are aware of a December 2011 news report indicating that your subsidiary Scott Wilson at that time had consultants in countries including Sudan. We also are aware of an April 2010 news report describing Scott Wilson's marine infrastructure project at Lattakia, Syria. Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, partners, joint venture partners or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to or received from Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2.   Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

3.   We note a reference on your website to the Karun River Basin Management Plan ("KRBMP") in Iran. We are aware of a July 2011 report identifying your subsidiary Scott Wilson Group ("Scott Wilson") as involved in the KRBMP project, and the project as a collaboration between Iranian state-owned Ministry of Energy and Khuzestan Water and Power Authority. Please tell us whether Scott Wilson's involvement in the KRBMP project is ongoing, and whether it continued into, and beyond, fiscal 2012.

You may contact Jenn Do at (202) 551-3743, Tracey Smith at (202) 551-3736, or me at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief